Exhibit 99.104

VIA SEDAR

May 10, 2018

Alberta Securities Commission

Autorité des marchés financiers (Québec)

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

RE : Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (« NI 51-102 »)

Following the Annual and Special Meeting of Shareholders of Prometic Life Sciences Inc. (the “Corporation”) held on May 9, 2018 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, continuous disclosure obligations, we hereby advise you of the matters voted upon at the Meeting and the voting results, the whole as detailed in the Management Information Circular of the Corporation dated March 22, 2018 (the “Circular”). According to the scrutineers’ report, the shareholders present at the meeting, in person or by proxy, represented 322,348,643 Common Shares, or 45.25% of the 712,329,990 shares outstanding on March 29, 2018, the record date for the Meeting.

Election of Directors of the Corporation

The ten (10) nominees for Directors who were proposed by management of the Corporation were elected:

Name of Nominee	For		Against		Withheld
	Votes	%	Votes	%	Votes	%
Simon Best	245,117,480	87.25	n/a	n/a	35,813,127	12.75
Stefan Clulow	265,268,033	94.42	n/a	n/a	15,662,574	5.58
Kenneth Galbraith	254,986,445	90.76	n/a	n/a	25,944,162	9.24
David John Jeans	240,571,326	85.63	n/a	n/a	40,359,281	14.37
Charles Kenworthy	225,667,717	80.33	n/a	n/a	55,262,890	19.67
Pierre Laurin	253,205,439	90.13	n/a	n/a	27,725,168	9.87
Louise Ménard	200,382,357	71.33	n/a	n/a	80,548,249	28.67
Paul Mesburis	257,704,340	91.73	n/a	n/a	23,226,267	8.27
Kory Sorenson	263,609,498	93.83	n/a	n/a	17,321,109	6.17
Bruce Wendel	267,724,411	95.30	n/a	n/a	13,206,196	4.70

Appointment of Auditors

Ernst & Young LLP were appointed auditors of the Corporation to hold office until the next annual meeting of shareholders, and the board of directors was authorized to fix the auditors’ remuneration.

For		Against		Withheld
Votes	%	Votes	%	Votes	%
303,479,209	97.94	n/a	n/a	6,373,800	2.06

Increase of the maximum number of Common Shares reserved for issuance under the amended and restated Stock Option Plan

The increase of the maximum number of Common Shares reserved for issuance under the amended and restated Stock Option Plan was approved.

For		Against		Withheld
Votes	%	Votes	%	Votes	%
219,201,374	78.03	61,729,232	21.97	n/a	n/a

Increase of the maximum number of Common Shares reserved for issuance under the amended and restated Restricted Share Unit Plan

The increase of the maximum number of Common Shares reserved for issuance under the amended and restated Restricted Share Unit Plan was approved.

For		Against		Withheld
Votes	%	Votes	%	Votes	%
221,107,388	78.71	59,823,218	21.29	n/a	n/a

Consolidation of the Outstanding Common Shares of the Corporation

The amendment to the articles of the Corporation to effect a consolidation of all of the issued and outstanding common shares was approved, such that the trading price of the post-consolidation common shares is at a minimum of US$10 per post-consolidation common shares calculated based on the 5-day VWAP volume weighted average trading price of the common shares (or such consolidation ratio that will permit the Corporation to meet its objectives with respect to a potential secondary listing on the Nasdaq Stock Exchange), effective as at the discretion the Board.

For		Against		Withheld
Votes	%	Votes	%	Votes	%
237,858,484	84.67	43,072,123	15.33	n/a	n/a

Reconfirmation and Approval of the Fourth Amended and Restated Shareholder Rights Plan Agreement

The Fourth Amended and Restated Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021 was reconfirmed and approved.

For		Against		Withheld
Votes	%	Votes	%	Votes	%
230,912,394	82.20	50,018,213	17.80	n/a	n/a

Reconfirmation and Approval of the the Fourth Amended and Restated Spin-Off Shareholder Rights Plan Agreement

The Fourth Amended and Restated Spin-Off Shareholder Rights Plan Agreement to be effective until the termination of the annual meeting of the shareholders of the Corporation in the year 2021 was reconfirmed and approved.

For		Against		Withheld
Votes	%	Votes	%	Votes	%
232,665,856	82.82	48,264,751	17.18	n/a	n/a

PROMETIC LIFE SCIENCES INC.

(s) Patrick Sartore
Patrick Sartore
Corporate Secretary